Exhibit 18

Notice to ASX/LSE
Notice of dividend currency exchange rates – 2018 final and special dividends
12 April 2019
On 27 February 2019, Rio Tinto announced a final dividend of 180.00 US cents per share and a special dividend of 243.00 US cents per share for the full year ending 31 December 2018, with Rio Tinto Limited shareholders to be paid:

•	a final dividend of 250.89 Australian cents per ordinary share; and

•	a special dividend of 338.70 Australian cents per ordinary share;
and Rio Tinto plc shareholders to be paid:

•	a final dividend of 135.96 British pence per ordinary share; and

•	a special dividend of 183.55 British pence per ordinary share.
American Depositary Receipt (ADR) holders will receive the dividends in US dollars as announced on 27 February 2019.
The currency exchange rates which apply for Rio Tinto Limited shareholders who elect to receive the final and special dividend in pounds sterling and Rio Tinto plc shareholders who elect to receive the final and special dividend in Australian dollars are the currency exchange rates applicable on 11 April 2019, being five business days prior to the dividend payment date.
This announcement confirms the currency exchange rates applicable for the 2018 final and special dividends for shareholders who have made a currency election:

Declared 2018 final and special dividend	Exchange rate	Final and special dividend per share/per ADR following currency election
Final dividend of 250.89 Australian cents	0.54560	Final dividend of 136.89 British pence
Special dividend of 338.70 Australian cents		Special dividend of 184.79 British pence
Final dividend of 135.96 British pence	1.83285	Final dividend of 249.19 Australian cents
Special dividend of 183.55 British pence		Special dividend of 336.42 Australian cents
The final and special dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 18 April 2019.
LEI: 213800YOEO5OQ72G2R82
Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State

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